Filed by Lakeshore Acquisition I Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Lakeshore Acquisition I Corp.

Commission File No. 001-40474

ProSomnus® to Present Data at SLEEP 2022, the Annual Meeting of the
American Academy of Sleep Medicine and the Sleep Research Society

Data highlights ProSomnus’s FDA-cleared Oral Appliance Therapy devices as efficacious for individuals with mild, moderate and severe Obstructive Sleep Apnea

San Francisco, CA, June 3, 2022 – ProSomnus, a leader in patient-preferred medical devices for the treatment of Obstructive Sleep Apnea (OSA), today announced the results of three studies evaluating its FDA-cleared Oral Appliance Therapy (OAT) devices in the treatment of OSA. ProSomnus will share data in three poster presentations at SLEEP 2022, the Annual Meeting of the American Academy of Sleep Medicine and the Sleep Research Society, being held from June 4-8 in Charlotte, North Carolina.

The data to be presented demonstrate the efficacy and performance advantages of precision oral appliance therapy, a new option for the treatment of OSA. ProSomnus is a pioneer in precision oral appliance therapy. OSA is the recurring collapse of the airway during sleep resulting in oxygen shortages and abrupt awakenings accompanied by gasping or choking. In addition to daytime sleepiness, OSA is associated with comorbidities such as heart failure, stroke, hypertension, morbid obesity and type 2 diabetes. Patients with untreated OSA are 23 times more likely to suffer a heart attack and four times more likely to have a stroke. It is estimated that approximately one billion people worldwide and over 74 million people in North America suffer from obstructive sleep apnea, with approximately 56 million of those 74 million people in North America undiagnosed.

“OSA is severely undertreated; changing that will require collaboration and innovation from the sleep medicine community at large,” said John E. Remmers, MD, Chief Scientist of ProSomnus. “We believe these data continue to validate ProSomnus’s oral appliance therapy devices and suggest that OAT has the potential to improve treatment, and we look forward to sharing them at SLEEP 2022.”

1.844.537-5337 | 5860 West Las Positas Blvd., Suite 25, Pleasanton, CA 94588 | ProSomnus.com

The abstracts to be presented include:

•	Preliminary Efficacy of a Novel Iterative Device and Material
o	Data showed that 94.7 percent of patients with mild or moderate OSA were successfully treated to an Apnea Hypopnea Index (AHI) below 10 when treated with a ProSomnus EVO precision oral appliance therapy device. The data from a cohort of 55 patients – 15 of whom had mild OSA, 23 moderate and 17 severe – showed an average pretreatment AHI of 26.4 and a 75 percent improvement when treated with precision oral appliances. 85 percent of all patients, including those with severe OSA, achieved an AHI below 10 with treatment. 65 percent of severe patients attained an AHI below 15 with treatment, a success rate on par with other CPAP alternative treatments.

•	Use of a Precision Oral Appliance Therapy Device in the Treatment of Severe OSA
o	Data from two studies find ProSomnus’s precision oral appliance therapy devices effective for severe OSA patients. Of 41 patients with severe OSA, 73.2 percent achieved a respiratory event index decrease from a baseline of at least 50 percent after treatment with ProSomnus’s oral appliance therapy. 68.3 percent achieved a respiratory event index decrease of less than 15 h-1, demonstrating improvements on par with other alternatives to CPAP therapy for patients with severe OSA.

•	Performance Testing of a Novel Oral Appliance Material; A New Standard for OAT
o	A performance evaluation of the first FDA-cleared, precision oral appliance therapy device made from medical-grade class VI polymer demonstrated positive results. According to US Pharmacopeia, Class VI designated materials are those that pass the most stringent toxicity and biocompatibility tests. In colorimetry graded stain testing alongside legacy oral appliances and positive airway pressure mask materials, the polymer showed a stain delta of 3.06, the lowest of all materials tested. The precision oral appliance with class VI polymer, also passed a military drop test in which 40 cases were dropped six times each, as well as tests for skin sensitization, acute oral mucosa irritation, acute systemic toxicity, in vitro cytotoxicity by agar diffusion method, in vitro cytotoxicity by filter diffusion method, and in vitro cytotoxicity by elution method.

“Many patients with OSA and their healthcare providers are seeking treatment alternatives because patients often refuse or fail CPAP, or cannot access CPAP due to supply constraints,” said Len Liptak, Co-Founder and Chief Executive Officer of ProSomnus. “The data presented at this conference further establish ProSomnus precision, FDA-cleared, intraoral devices as a safe, effective, affordable and comfortable treatment option.”

1.844.537-5337 | 5860 West Las Positas Blvd., Suite 25, Pleasanton, CA 94588 | ProSomnus.com

About ProSomnus

ProSomnus is the first manufacturer of precision, mass-customized oral appliance therapy devices to treat OSA, which affects over 74 million Americans and is associated with serious comorbidities, including heart failure, stroke, hypertension, morbid obesity and type 2 diabetes. ProSomnus’s patented devices are a more comfortable and less invasive alternative to Continuous Positive Airway Pressure (CPAP) therapy, and lead to more effective and patient-preferred outcomes. With more than 150,000 patients treated, ProSomnus’s devices are the most prescribed oral appliance therapy in the U.S. To learn more, visit www.ProSomnus.com.

In May 2022, ProSomnus entered a definitive merger agreement with Lakeshore Acquisition I Corp. (Nasdaq: LAAA), a special purpose acquisition company. Upon closing, the combined company is expected to change its name to ProSomnus, Inc. and its Class A common stock is expected to be traded on the Nasdaq Capital Market under the symbol “OSA”.

Important Notice Regarding Forward-Looking Statements

This Press Release contains certain “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended. Statements that are not historical facts, including statements about the pending transactions among Lakeshore Acquisition I Corp. (together with its successors, the “Purchaser”), LAAA Merger Sub Inc., a Delaware corporation and wholly-owned subsidiary of Purchaser (the “Merger Sub”), ProSomnus, HGP II, LLC, a Delaware limited liability company, as the representative of the stockholders of ProSomnus, and RedOne Investment Limited, a British Virgin Islands company, as the representative of the stockholders of Purchaser, and the transactions contemplated thereby, and the parties’ perspectives and expectations, are forward-looking statements. The words “expect,” “believe,” “estimate,” “intend,” “plan” and similar expressions indicate forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to various risks and uncertainties, assumptions (including assumptions about general economic, market, industry and operational factors), known or unknown, which could cause the actual results to vary materially from those indicated or anticipated.

1.844.537-5337 | 5860 West Las Positas Blvd., Suite 25, Pleasanton, CA 94588 | ProSomnus.com

Such risks and uncertainties include, but are not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Purchaser’s securities; (ii) the risk that the transaction may not be completed by Purchaser’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Purchaser; (iii) the failure to satisfy the conditions to the consummation of the transaction, including the approval of the business combination agreement by the stockholders of Purchaser, the satisfaction of the minimum cash amount following any redemptions by Purchaser’s public stockholders and the receipt of certain governmental and regulatory approvals; (iv) the lack of a third-party valuation in determining whether or not to pursue the proposed transaction; (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; (vi) the effect of the announcement or pendency of the transaction on ProSomnus’s business relationships, operating results and business generally; (vii) risks that the proposed transaction disrupts current plans and operations of ProSomnus; (viii) the outcome of any legal proceedings that may be instituted against ProSomnus or Purchaser related to the business combination agreement or the proposed transaction; (ix) the ability to maintain the listing of Purchaser’s securities on a national securities exchange; (x) changes in the competitive industries in which ProSomnus operates, variations in operating performance across competitors, changes in laws and regulations affecting ProSomnus’s business and changes in the combined capital structure; (xi) the ability to implement business plans, forecasts and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; (xii) the risk of downturns in the market and ProSomnus’s industry including, but not limited to, as a result of the COVID-19 pandemic; (xiii) costs related to the transaction and the failure to realize anticipated benefits of the transaction or to realize estimated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions; (xiv) the inability to complete its convertible debt financing; (xv) the risk of potential future significant dilution to stockholders resulting from lender conversions under the convertible debt financing; and (xvi) risks and uncertainties related to ProSomnus’s business, including, but not limited to, risks relating to the uncertainty of the projected financial information with respect to ProSomnus; risks related to ProSomnus’s limited operating history, the roll-out of ProSomnus’s business and the timing of expected business milestones; ProSomnus’s ability to implement its business plan and scale its business, which includes the recruitment of healthcare professionals to prescribe and dentists to deliver ProSomnus oral devices; the understanding and adoption by dentists and other healthcare professionals of ProSomnus oral devices for mild-to-moderate OSA; expectations concerning the effectiveness of OSA treatment using ProSomnus oral devices and the potential for patient relapse after completion of treatment; the potential financial benefits to dentists and other healthcare professionals from treating patients with ProSomnus oral devices and using ProSomnus’s monitoring tools; ProSomnus’s potential profit margin from sales of ProSomnus oral devices; ProSomnus’s ability to properly train dentists in the use of the ProSomnus oral devices and other services it offers in their dental practices; ProSomnus’s ability to formulate, implement and modify as necessary effective sales, marketing, and strategic initiatives to drive revenue growth; ProSomnus’s ability to expand internationally; the viability of ProSomnus’s intellectual property and intellectual property created in the future; acceptance by the marketplace of the products and services that ProSomnus markets; government regulations and ProSomnus’s ability to obtain applicable regulatory approvals and comply with government regulations, including under healthcare laws and the rules and regulations of the U.S. Food and Drug Administration; and the extent of patient reimbursement by medical insurance in the United States and internationally. A further list and description of risks and uncertainties can be found in Purchaser’s initial public offering prospectus dated June 10, 2021 and in Purchaser’s quarterly reports on Form 10-Q and annual reports on Form 10-K filed with the Securities and Exchange Commission (the “SEC”) subsequent thereto and in the Registration Statement on Form S-4 and proxy statement that will be filed with the SEC by the Purchaser in connection with the proposed transactions, and other documents that the parties may file or furnish with the SEC, which you are encouraged to read. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and Purchaser, Merger Sub, ProSomnus, and their subsidiaries undertake no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

1.844.537-5337 | 5860 West Las Positas Blvd., Suite 25, Pleasanton, CA 94588 | ProSomnus.com

Additional Information and Where to Find It

In connection with the transaction described herein, Purchaser will file relevant materials with the SEC, including the Registration Statement on Form S-4 and a proxy statement. The proxy statement and a proxy card will be mailed to stockholders as of a record date to be established for voting at the stockholders’ meeting relating to the proposed transactions. Stockholders will also be able to obtain a copy of the Registration Statement on Form S-4 and proxy statement without charge from Purchaser. The Registration Statement on Form S-4 and proxy statement, once available, may also be obtained without charge at the SEC’s website at www.sec.gov or by writing to Purchaser at 667 Madison Avenue, New York, NY 10065.

INVESTORS AND SECURITY HOLDERS OF PURCHASER ARE URGED TO READ THESE MATERIALS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS IN CONNECTION WITH THE TRANSACTIONS THAT PURCHASER WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PURCHASER, PROSOMNUS AND THE TRANSACTIONS.

Participants in Solicitation

Purchaser, Merger Sub, ProSomnus, certain stockholders of ProSomnus, and their respective directors, executive officers and employees and other persons may be deemed to be participants in the solicitation of proxies from the holders of Purchaser common stock in respect of the proposed transaction. Information about Purchaser’s directors and executive officers and their ownership of Purchaser’s ordinary shares is set forth in Purchaser’s Annual Report on Form 10-K for the year ended December 31, 2021 filed with the SEC. Other information regarding the interests of the participants in the proxy solicitation will be included in the proxy statement pertaining to the proposed transaction when it becomes available. These documents can be obtained free of charge from the sources indicated above.

1.844.537-5337 | 5860 West Las Positas Blvd., Suite 25, Pleasanton, CA 94588 | ProSomnus.com

No Offer or Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential business combination or any other matter and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Purchaser, ProSomnus or the combined company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Investor Contact
Mike Cavanaugh
ICR Westwicke
Phone: +1.617.877.9641
Email: Mike.Cavanaugh@westwicke.com

Media Contact
Kyle Evans
ICR Westwicke
Phone: +1.646.277.1295
Email: Kyle.Evans@westwicke.com

1.844.537-5337 | 5860 West Las Positas Blvd., Suite 25, Pleasanton, CA 94588 | ProSomnus.com